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                           March 19, 2024

       Russell Stidolph
       Chief Executive Officer
       AltEnergy Acquisition Corp
       600 Lexington Ave., 9th Floor
       New York, NY 10022

                                                        Re: AltEnergy
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 11,
2024
                                                            File No. 001-40984

       Dear Russell Stidolph:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you have included disclosure that your securities may be delisted from trading on the Nasdaq
Global Market if you fail to regain compliance under the Nasdaq
                                                        Minimum Total Holders
Rule. We also note that you are seeking to extend your
                                                        termination date to
November 2, 2024, a date which is 36 months from your initial public offering with the
option to extend by one-month intervals, to May 2, 2025 (a total of 42 months). Nasdaq
IM-5101-2 requires that a special purpose acquisition company complete one or more business
combinations within 36 months of the effectiveness of its IPO registration statement.
Please revise to explain that the proposal to extend your
                                                        termination deadline
beyond November 2, 2024 does not comply with this rule, or advise, and to disclose the
risks of your non-compliance with this rule, including that your securities may be
subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any
such suspension or delisting.
 Russell Stidolph
FirstName  LastNameRussell
AltEnergy Acquisition  Corp Stidolph
Comapany
March      NameAltEnergy Acquisition Corp
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jack Levy, Esq.